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                              November 21, 2022

       Prasad Gundumogula
       Chief Executive Officer
       Mondee Holdings, Inc.
       10800 Pecan Park Blvd., Suite 315
       Austin, Texas 78750

                                                        Re: Mondee Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 7,
2022
                                                            File No. 333-268198

       Dear Prasad Gundumogula:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. With respect to a portion of the securities being registered on this registration statement, we note that you are
registering the primary issuance of your common stock upon the exercise of
outstanding, privately placed warrants. Please provide your analysis as to why you believe you are
eligible to register the primary issuance of the underlying common stock to private
placement purchasers as these shares appear to have been offered privately.
Alternatively, please revise to clarify, if true, that any "primary issuance" of your common stock would
be exclusively to third parties which did not purchase the
                                                        privately placed
warrants from you in the private placement that closed on September 29,
                                                        2022. For guidance,
refer to Securities Act Sections Compliance and Disclosure
                                                        Interpretations 134.02.
 Prasad Gundumogula
Mondee Holdings, Inc.
November 21, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or
Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                           Sincerely,
FirstName LastNamePrasad Gundumogula
                                                           Division of
Corporation Finance
Comapany NameMondee Holdings, Inc.
                                                           Office of Energy &
Transportation
November 21, 2022 Page 2
cc:       Michael Lee, Esq. of Reed Smith LLP
FirstName LastName